COBHAM

08000203

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20815

11th January 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

RECEIVED
2008 JAN 15 A 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

SUPPL

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 10 January 2008 relating to additional listing.
2. 3 x Stock Exchange announcement dated 10 January 2008 relating to blocklisting interim review.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

dw 1/15

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	09:23 10-Jan-08
Number	4822L

RNS Number:4822L
Cobham PLC
10 January 2008

Cobham plc announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the admission to the Official List and admission to trading of a block listing of 900,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Savings Related Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	10:19 10-Jan-08
Number	4863L

RNS Number:4863L
Cobham PLC
10 January 2008

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 9th JANUARY 2008

Name of applicant: COBHAM PLC

Name of scheme COBHAM EXECUTIVE SHARE OPTION SCHEME (2004)

Period of return: From 01 JANUARY 2007 To 31 DECEMBER 2007

Balance of unallotted securities under scheme(s) from previous return: 467,740

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 500,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 272,160

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 695,580

Name of contact A WESTON

Telephone number of contact 01202 857734

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 JAN 15 A 3:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	10:19 10-Jan-08
Number	4862L

RNS Number:4862L
Cobham PLC
10 January 2008

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 9TH JANUARY 2008

1. Name of applicant:

   COBHAM PLC

2. Name of scheme

   COBHAM SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return:

From 01 JANUARY 2007 To 31 DECEMBER 2007

4. Balance under scheme from previous return:

   573,468

5. Plus: The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   1,700,000

6. Less: Number of securities issued/allotted under scheme during period:

   2,232,859

7. Equals: Balance under scheme not yet issued / allotted at end of period

   40,609

8. Number and class of securities originally listed and the date of admission

9. Total number of securities in issue at the end of the period

Name of contact A WESTON

Address of contact

Telephone number of contact 01202 857734

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Blocklisting Interim Review
Released	10:29 10-Jan-08
Number	4864L

RNS Number:4864L
Cobham PLC
10 January 2008

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 9TH JANUARY 2008

Name of applicant: COBHAM PLC

Name of scheme COBHAM EXECUTIVE SHARE OPTION SCHEME (1994)

Period of return: From 01 JANUARY 2007 To 31 DECEMBER 2007

Balance of unallotted securities under scheme(s) from previous return: 97,722

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 2,700,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 2,241,182

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 556,540

Name of contact A WESTON

Telephone number of contact 01202 857734

This information is provided by RNS
The company news service from the London Stock Exchange

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specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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